UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018 Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 9, 2018, Arcturus Therapeutics Ltd. (the “Company”) published a press release announcing that at its extraordinary general meeting of shareholders of the Company on Thursday, July 5, 2018 all four proposals presented to the shareholders for approval were duly approved by the vote of the shareholders of the Company. The press release announcing the results of the extraordinary general meeting of shareholders held on Thursday, July 5, 2018 is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press Release dated July 9, 2018 of Arcturus Therapeutics Ltd., announcing the results of the Extraordinary General Meeting of Shareholders held on Thursday, July 5, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: July 10, 2018